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                                  EXHIBIT 11

                   COMPUTATION OF EARNINGS PER COMMON SHARE



The details of computation of earnings per common share are disclosed in the Consolidated Statements of Income and Note 13 of the Notes to Consolidated Financial Statements for the Periods of Nine Months Ended September 30, 1996 and 1995 (unaudited) and the Year Ended December 31, 1995 (audited), contained in the Quarterly Report on Form 10-Q of registrant for the quarter Ended September 30, 1996.